

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2022

Yi Zhang
Chief Executive Officer
Zhangmen Education Inc.
No.1666 North Sichuan Road
Hongkou District , Shanghai 200080
People's Republic of China

> **Re: Zhangmen Education Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed May 3, 2022**
> **File No. 001-40455**

Dear Yi Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Introduction, page ii

1. We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. This disclosure may appear in the definition itself or in another appropriate discussion of legal and operational risks applicable to the company.

Item 3. Key Information, page 1

2. Please refer to the section captioned "Contractual Arrangements and Corporate Structure." Please disclose prominently here that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and

that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

3. Please refer to the section captioned "Contractual Arrangements and Corporate Structure." Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities, education and after-school tutoring and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.   In this regard, we note that the Alleviating Burden Opinion materially and adversely affected and may continue to affect your business, operations and financial condition. Please revise to specifically discuss and, to the extent possible, quantify the significant negative impacts such as the impacts on the company's revenues and any other material impacts on property and equipment, intangible assets, goodwill, etc. The significant negative impacts should be presented in such a manner to allow investors to fully understand the negative impacts the Alleviating Burden Opinion had and will have on the company's business, operations and financial performance.

4. Please refer to the section captioned "Contractual Arrangements and Corporate Structure." Please revise to provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe in greater detail all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. With respect to any contractual arrangements with the VIEs, the diagram should use dashed lines without any arrows.

5. Please refer to the section captioned "Transfer of Funds and Other Assets." Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

6. Please refer to the section captioned "Implication of the Holding Foreign Companies Accountable Act." Where you discuss the HFCAA, please revise to also discuss the Accelerating HFCAA and the respective time frames for both.

7. Please revise to discuss the applicable laws and regulations in Hong Kong as well as the related risks and consequences. Disclose here how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws or regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business, and to what extent the company believes that it is compliant with the laws, regulations or policies that have been issued.

8. Please revise to provide a summary of risk factors; disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note the sections captioned "Recent Regulatory Development Draft Cybersecurity Measures" and "Potential CSRC Approval Required for the Listing of our ADS" contains certain information applicable to these permissions and approvals. However, the sections only generally describe the new or proposed laws and regulations

but do not evaluate how the company will actually be impacted by the new or proposed laws and regulations. Revise to clarify and specifically address if you believe you will be subject to a cybersecurity review. To the extent you do not believe you will be subject to a cybersecurity review, discuss how you came to that conclusion including the underlying facts and circumstances which support that determination. Please revise as applicable so investors can clearly understand how these new or proposed laws and regulations will impact the company and its business and any future offerings.

Material Licenses and Permits, page 2

10. We note your disclosure that "[your] PRC subsidiaries and the VIEs have obtained all material licenses and approvals required for our operations in China." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

11. With respect to the disclosure in this section, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained.

Risk Factors, page 11

12. Please refer to the first paragraph and your statement that "[this] structure allows us to exercise effective control over the VIEs, and is designed to replicate substantially the same economic benefits as would be provided by direct ownership." Neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please revise the annual report throughout as applicable.

13. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

14.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and any future offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

General

15.   If you have one or more directors, officers or members of senior management located in the PRC or Hong Kong, state that is the case and identify the relevant individuals. Include a separate "Enforceability" section and a risk factor addressing the challenges of bringing actions and enforcing liabilities against such individuals.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services